Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

July 30, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Mark P. Shuman
Brach Chief-Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4541

Re:	Dot VN, Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed June 28, 2008
File No. 333-146129

Dear Mr. Shuman:

Enclosed please find three copies, and three redlined copies, of Amendment No. 4 to the referenced registrant’s Registration Statement on Form S-1, submitted pursuant to the staff’s comment letter dated June 24, 2008. Also enclosed are three copies of the staff’s June 24, 2008 comment letter and this letter.

Amendment No. 4 to the Form S-1 was filed on EDGAR on July 30, 2008.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. Please note that the page references below refer to the page numbers of the enclosed redlined Amendment No. 4 to the Form S-1.

In response to the staff’s comments in its June 24, 2008 comment letter, we respectfully submit the following information on behalf of our client:

General

1.
Effective June 16, 2008, the age of the financial statements does not satisfy the requirements of Item 310(g) of Regulation S-B and/or Rule 8-08 of Regulation S-X. Your registration statement must be updated to include audited financial statements for the annual period ending April 30, 2008.

Mark P. Shuman
Securities and Exchange Commission
July 28, 2008

The Company has complied with this Comment. Audited financial statements for the annual period ending April 30, 2008 have been included in the Form S-1, beginning on p. F-1.

Security Ownership of Certain Beneficial Owners and Management page 48

2.
We refer to comment 2 of our letter dated May 21, 2008. The share ownership figures in the table on page 48 continue to differ from those set forth in the selling shareholder table for the referenced persons. Please reconcile or explain this discrepancy, which may in part be due to the fact that the selling shareholder table entries for these persons do not seem to reflect shares underlying derivative securities held by them.

The Company has complied with this Comment. The entries for the share ownership figures in the referenced tables have been reconciled and are in agreement. Please see pages 44 and 52 of the Form S-1.

Selling Shareholders, page 54

3.
You have retained the representation on page 55 that no selling shareholder is a registered broker-dealer or an affiliate of a registered broker-dealer. However, this appears to be contradicted by the disclosure now appearing in footnotes 30 and 35 to the table. Please revise your introduction as appropriate, and identify Pali Capital as a registered broker-dealer.

The Company has complied with this Comment. Pali Capital is identified as a registered broker-dealer and seven affiliates of Pali Capital have been identified. Please see page 68 of the Form S-1.

Item 7. Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 17. Warrants, Option and Stock Based Compensation, page F-19

4.
We note your response to comment 6 of our letter date May 21, 2008. In light of your conclusion to account for the placement warrants as a deferred charge that is amortized over the life of the debt, revise your filing to accurately reflect the unamortized balance at April 30, 2007. We note similar disclosure inconsistencies in your notes to Condensed Consolidated Financial Statements as of January 31, 2008.

Mark P. Shuman
Securities and Exchange Commission
July 28, 2008

This comment has been complied with. Please see the eighth paragraph on page F-23 of the Form S-1; the referenced disclosure was been split into two separate sentences to clarify the difference between the retainer warrants (one year now fully amortized) and placement warrants (the debt issuance costs amortized over the two year life of the debt).

Exhibits

5.	Please be aware that counsel will be required to reissue its legal opinion as of a date reasonably current to the desire date of effectiveness of your registration statement.

The Company has complied with this Comment. Counsel to the Company has rendered its legal opinion with a date of July 28, 2008. Please see Exhibit 5.1 of the Form S-1.

Please contact the undersigned if you have further questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo